July 8, 2011

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:                             Citizens Bancshares Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Forms 10-Q for the Quarters Ended March 31, 2011

Filed May 16, 2011

File No.:  001-14913

Dear Mr. West:

We are responding to the comments received from your office via E-mail dated June 15, 2011, with respect to the above-referenced periodic reports.  In our telephone discussion with Ms. Chris Harley on Thursday June 30, 2011, we requested that the response deadline be extended to July 8, 2011 and she granted our extension request.  We have responded to each of your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets, pages 38

1.              We note your disclosure on page 39 that there were 37 and 33 loans restructured totaling $9,799,000 and $15,380,000 at December 31, 2010 and 2009, respectively.  Please tell us and expand the disclosure in future filings to address the following:

•                  discuss how you identify loans to be restructured, and provide your definition of a restructured loan; in this regard, clarify if the restructured loans were troubled debt restructurings (TDRs);

Response (Bullets Above)

Loans to be restructured are identified based on an assessment of the borrower’s credit status, which involves, but is not limited to, a review of financial statements, payment delinquency, non-accrual status, and risk rating.  Determining the borrower’s credit status is a continual process that is performed by the Company’s staff with periodic participation from an independent external loan review group.

Troubled debt restructurings (“TDR”) generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near-term and it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company seeks to assist these borrowers by working with them to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan while ensuring compliance with the Federal Financial Institutions Examination Council (FFIEC) guidelines. To facilitate this process, a formal concessionary modification that would not otherwise be considered may be granted resulting in classification of the loan as a TDR.

The modification may include a change in the interest rate or the payment amount or a combination of both.  Substantially all modifications completed under a formal restructuring agreement are considered TDRs.  Modifications can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. These restructurings rarely result in the forgiveness of principal or interest.

With respect to commercial TDRs, an analysis of the credit evaluation, in conjunction with an evaluation of the borrower’s performance prior to the restructuring, are considered when evaluating the borrower’s ability to meet the restructured terms of the loan agreement.  Nonperforming commercial TDRs may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms.  This evaluation must include consideration of the borrower’s sustained historical repayment performance for a reasonable period (generally a minimum of six months) prior to the date on which the loan is returned to accrual status.

In connection with consumer loan TDRs, a nonperforming loan will be returned to accruing status when current as to principal and interest and upon a sustained historical repayment performance (generally a minimum of six months).  At December 31, 2010 and 2009, all restructurings were classified as TDRs.

•                  provide a narrative discussion of the loan modification programs you offer (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your successes with the different types of concessions;

Response:

The Company considers any formal concessionary modification to a borrower’s original loan terms, which would not otherwise be granted, as a TDR.  At December 31, 2010 and 2009, the Company did not have any loan modifications that were not considered to be TDRs.

•                  in regards to the bullet above, provide a table that quantifies your modifications and TDRs (for the periods presented) and ensure the amounts reconcile to disclosures elsewhere in your annual report; and

Response:

Please see table below in Response to Comment 2.

•                  quantify the amount of loan modifications that you do not consider to be TDRs (if any) and explain how you determined that they should not be considered TDRs.

Response:

As mentioned above, at December 31, 2010 and 2009, the Company did not have any loan modifications that were not considered to be TDRs.

2.              We note the table of nonperforming assets on page 39. Please revise to disaggregate your restructured nonperforming loans, i.e. provide those amounts as a separate component of nonperforming loans. In addition, provide a separate table that quantifies your restructured performing loans, i.e. those that are restructured, performing and accruing.

Response:

The following table (unaudited — in thousands) disaggregates our restructured nonperforming loans and quantifies the modifications and TDRs for the periods presented in our annual report.  The Company will disaggregate its restructured nonperforming loans in future filings.

	December 31,
	2010	2009	2008	2007	2006
Nonperforming assets:
Nonperforming loans
Restructured nonperforming loans (TDRs)	$2,757	$863	$3,967	$284	$—
Other nonaccrual loans	10,483	6,103	12,211	4,977	3,718
Past-due loans of 90 days or more and still accruing	—	—	—	—	—
Nonperforming loans	13,240	6,966	16,178	5,261	3,718
Real estate acquired through foreclosure	9,110	10,837	3,874	2,423	130
Total nonperforming assets	$22,350	$17,803	$20,052	$7,684	$3,848

Troubled Debt Restructured Loans:
Restructured loans still accruing	$7,042	$14,517	$18,225	$734	$—
Restructured loans nonaccruing	2,757	863	3,967	284	—
Other Loan Modifications	—	—	—	—	—
Total restructured and modified loans	$9,799	$15,380	$22,192	$1,018	$—

Provision and Allowance for Loan Losses, pages 40-41

3.              Please expand future filings to present the allocation of the allowance for loan losses for each of the last five years pursuant to Item IV B of Guide III.

Response:

We will comply in future filings by providing an allocation of the allowance for loan losses for each of the last five years pursuant to Item IV B of Guide III.

Item 8.  Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Loans Receivable and Allowance for Loan Losses, page F-10

4.              Please expand your disclosure in future filings to discuss your accounting policy for resuming accrual of interest for financing receivables pursuant to ASC 310-10-50-6 (c).

Response:

We will expand our future disclosures related to our accounting policy for resuming accrual of interest for loans previously classified as nonaccrual pursuant to ASC 310-10-50-6 (c).

5.              Please expand your disclosure in future filings to state your accounting policy with regard to restructured loans, including how and when a restructured loan is determined to be nonaccrual or accrual (i.e., non-interest accruing or interest accruing); the factors you considered in determining whether the loan should accrue interest; the anticipated period and number of borrower payments for a restructured loan to return to accrual status; and whether any portion of the loan has been charged off.

Response:

We will expand our future disclosures related to our accounting policy for restructured loans.  The expanded discussion will include how the Company determines when and how a restructured loan is considered to be an accrual or nonaccrual loan.

Note 3.  Loans and Allowance for Loan Losses, page F-19

6.              Please revise your table in future filings (starting with your next quarterly filing) to disaggregate your commercial real estate loans from your real estate — mortgage loans.

Response:

Based on the above comment, starting with the June 30, 2011 Form 10-Q filing, the Company will disaggregate its commercial real estate loans from its real estate — mortgage loans.

7.              Please expand your future filings to provide the disclosures by portfolio segment pursuant to ASC 310-10-50-11B (a) — (g).

Response:

We will comply in future filings by providing the disclosures by portfolio segment pursuant to ASC 310-10-50-11B (a) — (g).

8.              If you have impaired loans measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, please disclose in future filings the amount of interest income that represents the change in present value attributable to the passage of time or disclose that the amount is recognized as bad-debt expense pursuant to ASC 310-10-50-19.

Response:

At March 31, 2011 and December 31, 2010, the Company did not have any impaired loans measured based on the present value of expected future cash flows.  We will comply in future filings if the Company has any impaired loans measured based on the present value of expected future cash flows.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 1.  Financial Statements

Note 3 — Loans, page 10

9.              We note the tabular presentation of the activity in the allowance for loan losses. Please provide us with, and revise your future filings to present this activity at the segment level. Refer to ASC 310-10-50-11c.

Response:

The following table (unaudited — in thousands) provides the activity in the allowance for loan losses disaggregated by portfolio segment for our Form 10-Q for the quarterly period ended March 31, 2011.   The Company will present the activity in the allowance for loan losses at the segment level in future filings of its Forms 10-K and Form 10-Q.

Activity in the allowance for loan losses is summarized as follows:

	At March 31, 2011
	Commercial	Commercial Real Estate	Single- family Residential	Construction & Development	Consumer	Unallocated	Total

Beginning balance	$361	$2,648	$441	$279	$459	$—	$4,188
Provision for loan losses	—	475	—	—	—	—	475
Loans charge-off	—	(638)	(171)	—	(49)	—	(858)
Recoveries on loans previously charged-off	1	—	3	—	32	—	36
Ending Balance	$362	$2,485	$273	$279	$442	$—	$3,841

	At December, 2010
	Commercial	Commercial Real Estate	Single- family Residential	Construction & Development	Consumer	Unallocated	Total
Beginning balance	$358	$2,654	$440	$290	$352	$—	$4,094
Provision for loan losses	99	986	616	271	493	—	2,465
Loans charge-off	(100)	(1,007)	(629)	(282)	(504)	—	(2,522)
Recoveries on loans previously charged-off	4	15	14	—	118	—	151
Ending Balance	$361	$2,648	$441	$279	$459	$—	$4,188

10.       We note you have non-owner occupied commercial real estate loans over 90 days past due in the aging analysis of your loan portfolio on page 13 at March 31, 2011 and December 31, 2010. We also note however, that there are no amounts listed as greater than 90 days accruing or as nonaccrual in the table provided. Please explain.

Response:

The table (in thousands) included in the March 31, 2011 Form 10-Q disclosed $6,299 as total nonaccrual commercial real estate owner occupied properties.  The table should have shown $1,701 for nonaccrual commercial real estate owner occupied properties and $4,598 for nonaccrual commercial real estate non-owner occupied properties.

Similarly, the table (in thousands) included in the December 31, 2010 Form 10-K disclosed $8,503 as total nonaccrual commercial real estate owner occupied properties.  The table should have shown $6,235 for nonaccrual commercial real estate owner occupied properties and $2,268 for nonaccrual commercial real estate non-owner occupied properties.

The Citizens Bancshares Corporation, hereby, acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions, please call us at (404) 575-8306.

Sincerely,

/s/ James E. Young
James E. Young
Chief Executive Officer
Citizens Bancshares Corporation

/s/ Cynthia N. Day
Cynthia N. Day
Chief Operating Officer
Citizens Bancshares Corporation

/s/ Samuel J. Cox
Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation